

Mail Stop 3720

March 14, 2006

VIA U.S. MAIL AND FAX (214)-389-9805
Mr. Scott Sewell
Chief Executive Officer
Blue Wireless & Data Inc.
3001 Knox Street
Dallas, TX 75205

> **Re: Blue Wireless & Data Inc.**
> **Form 8-K , Section 4.01**
> **Filed March 10, 2006**
> **File No. 0-26235**

Dear Mr. Sewell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1. Please amend your Form 8-K report to include all of the information required by Item 304 of Regulation S-B, including a disclosure that indicates whether the board of directors recommended or approved the decision to change accountants.

2. In addition, amend your report to disclose that your former accountant's audit reports for the past two years contained an explanatory paragraph expressing substantial doubt with respect to your ability to continue as a going concern. Refer to Item 304(a) (1)(ii) of Regulation S-B.

3. You should also provide disclosure as contained in Item 304(a)(1)(iv)(A) which states verbatim if there were any disagreements with the former accountant, *whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.*

Exhibit 16

4. Please also note that the letter from your former accountant indicating whether or not it agrees with your disclosures in the Form 8-K should have been filed under Exhibit 16. To the extent that you amend your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether they agree with the statements made in your revised Form 8-K.

When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B Item 304(a)(2). In making any disclosures about consultations with new accountants, please ensure you disclose any consultations up through the date of engagement.

Please file the amended Form 8-K as soon as possible and respond to these comments within five business days or tell us when you will respond.   Please understand that we may have additional comments after reviewing your filing and responses to our comments.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Kyle Moffatt
Accountant Branch Chief